

July 19, 2021

David Baum, Esq.
Alston & Bird LLP
The Atlantic Building
950 F Street NW
Washington, D.C. 20004

> Re: **Monachil Credit Income Fund**
> File Nos. 333-257241 and 811-23709

Dear Mr. Baum:

On June 21, 2021, you filed a registration statement on Form N-2 for Monachil Credit Income Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

1. Inasmuch as Section 8(c) of the Securities Act of 1933 ("Securities Act") relates to post-effective amendments, please remove the check from the box next to "when declared effective pursuant to Section 8(c)".

PROSPECTUS

Cover Page

2. The third sentence on the cover page states that the Fund intends to operate as an interval fund. Please disclose the anticipated frequency of Repurchase Offers and the price to be paid for repurchased Shares. Please also add a cross-reference to the section of the prospectus that describes the Fund's repurchase policies.

3. The Fund's investment objective is to provide investors with current income and attractive risk-adjusted returns with relatively low correlation to the public equity and fixed income markets. Please disclose in plain English what the phrase "risk-adjusted returns" means.

4. The first sentence under "Principal Investment Strategies" states that the Fund intends to generate returns by investing across an array of credit and asset backed sectors. Inasmuch as the Fund does not only seek to "generate returns", please disclose how the Fund intends to provide investors with current income and to achieve attractive risk-adjusted returns with relatively low correlation to the public equity and fixed income markets. Please ensure the disclosure addresses how the Fund intends to achieve low correlation to the fixed income markets, inasmuch as the Fund will invest significantly in fixed income securities.

5. Since the Fund's name includes "Credit", please disclose an investment policy to invest at least 80% of the Fund's net assets (plus borrowings for investment purposes) in debt securities. *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 ("1940 Act"). Please also identify the types of debt securities in which the Fund will invest for purposes of this policy.

6. The first sentence under "Principal Investment Strategies" identifies "infrastructure contracted assets". Please revise this term to clarify what these investments are.

7. Please disclose the Fund's credit quality and maturity policy with respect to its investments. If the Fund invests in below investment grade debt as part of its principal strategies, please disclose this ability and disclose a reference to "junk bonds".

8. The second sentence of the second paragraph under "Principal Investment Strategies" states that the Fund applies its investment restrictions, leverage limitations, and compliance policies and procedures, on a look-through basis, to the Subsidiary. Please replace "a look-through basis to" with "an aggregate basis with".

9. Please tell us the percentage of the Fund's assets that will be invested in the Subsidiary at the Fund's launch. We may have more comments after reviewing your response.

10. The cover page includes a cross reference to the Principal Risk Factors section of the prospectus. Inasmuch as the Fund will use leverage, please add a cross-reference to the prospectus disclosure regarding the risks associated with the Fund's use of leverage. *See* Item 1.1.j. of Form N-2; Guide 6 to Form N-2.

11. The cover page sets forth bolded bullet points setting forth certain risks of investing in the Fund. Please disclose a bolded bullet point that the amount of distributions the Fund may pay, if any, is uncertain.

12. If the Fund intends to rely on Rule 30e-3 under the 1940 Act, please disclose the information required by Item 1.1.l. of Form N-2.

Fund Summary — The Fund and the Shares (pages 4 – 5)

13. The first sentence of the third paragraph of this section states that, simultaneous with the Fund beginning to accept offers to purchase Shares, the Predecessor Fund will be reorganized

with and transfer substantially all of its portfolio securities into the Fund. Please respond to the following comments.

    a. Disclose how the Predecessor Fund will reorganize with the Fund. In particular, disclose whether the Predecessor Fund will receive Fund Shares in exchange for transferring substantially all of its portfolio securities to the Fund and if the Predecessor Fund will hold these Shares or distribute them to the Predecessor Fund's investors and be dissolved.

    b. Explain to us how the reorganization complies with Section 17(a)(1) of the 1940 Act. *See also* GuideStone Financial, SEC No-Action Letter (pub. avail. Dec. 27, 2006).

    c. Describe to us in detail the portfolio securities that will be transferred from the Predecessor Fund to the Fund. We may have more comments after reviewing your response.

14. The last sentence of this section states that the Investment Manager has contractually agreed to "absorb the impact" of any taxes that would be owed by the Fund in certain circumstances. Please describe with greater specificity how the Investment Manager would absorb the impact of these taxes. Please also disclose in the fee table, as a separate line item, the estimated tax expense of failing to qualify as a RIC. Please also include the Investment Manager's reimbursement of a portion of the estimated tax expense in the line item "Amount Absorbed Under the Expense Limitation Agreement". We may have more comments after reviewing your response.

Fund Summary — Investment Objective and Strategies (pages 5 – 6)

15. The second sentence of this section identifies "factoring" and "royalties" as credit instruments in which the Fund will invest. Please disclose in plain English what factoring and royalties are.

16. The fourth sentence of this section indicates that the Fund may hold pools of nonperforming loans. Please disclose that nonperforming loans are in default. Please also disclose how investing in nonperforming loans are consistent with the Fund's investment objective of providing investors with, among other things, current income.

17. The third to last sentence of this section states that the Fund and the Subsidiary *each* complies with the provisions of the 1940 Act regarding capital structure. Please revise this sentence to state that the Fund and the Subsidiary comply with the provisions of the 1940 Act regarding capital structure on an aggregate basis.

Fund Summary — Fees and Expenses (pages 6 – 8)

18. The fourth to last sentence of this section states that the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the current Expense Limit. Please replace "current Expense Limit" with

"the expense limit in effect at the time of waiver or the expense limit in effect at the time of recoupment."

Fund Summary — The Offering (pages 8 – 9)

19. The third sentence on page 9 states that the Fund reserves the right to reject, in its sole discretion, any request to purchase shares in the Fund at any time. Please disclose the circumstances in which the Fund would reject a purchase request. We may have additional comments after reviewing your response.

Fund Summary — Distribution Policy (page 9)

20. If the Fund expects to make distributions that consist primarily of returns of capital, please prominently disclose on the prospectus cover page that the Fund's distributions may consist primarily of a return of capital and an explanation of the consequences of return of capital distributions (*e.g.*, that the distribution does not represent income but is a return of the shareholder's initial investment which will lower his or her basis in Fund shares, potentially subjecting shareholders to paying higher taxes upon sale of Fund shares).

21. The second paragraph of this section references the DRIP. Please disclose in the prospectus the information regarding the DRIP required by Item 10.1.e. of Form N-2.

22. The third and fourth sentences of the second paragraph of this section states that the Fund reserves the right to cap the aggregate amount of income dividends and/or capital gains distributions that are made in cash and that any such cap amount will be pro-rated among electing Shareholders. Please explain to us the legal basis for the Fund's ability to cap the level of income dividends and/or capital distributions that are made in cash. We may have more comments after reviewing your response.

Fund Summary — Repurchase Offers (pages 9 – 10)

23. The third sentence of this section states that if the value of Shares tendered for repurchase exceeds the value the Fund intends to repurchase, the Fund will generally repurchase less than the full number of Shares tendered. Please revise the reference to "value of Shares" to instead indicate the amount of Shares. *See* Rule 23c-3(b)(5) under the 1940 Act.

Fund Summary — Summary of Taxation (page 10)

24. The second sentence of this section states that, prior to reaching $60 million in assets, the Fund may not satisfy the diversification requirements to qualify as a RIC under the Code. Please describe why the Fund would not satisfy the diversification requirements prior to

reaching $60 million in assets. Please also describe the consequences to Shareholders of the Fund not qualifying as a RIC under the Code.

Fund Fees and Expenses (pages 12 – 13)

25. Please add a parenthetical to the line item "Incentive Fees" stating the percentage amount of the incentive fee (*e.g.*, "15% of pre-incentive fee net investment income").

26. Please confirm to us that the Acquired Fund Fees and Expenses line item will reflect expenses of any BDCs in which the Fund invests.

27. Footnote 6 states that the Incentive Fee is based on the Fund's performance. Please identify the class of Shares whose performance on which the Incentive Fee is based.

Use of Proceeds (page 14)

28. The first sentence of this section states that the proceeds from the sale of Shares will be invested as soon as practicable after receipt. Please disclose with greater specificity the time period for the use of proceeds. *See* Item 7.2. of Form N-2.

Investment Objectives and Strategies — Investment Strategies and Investment Process (page 14)

29. Please revise the heading of this section to insert "Principal" before "Investment Strategies". Please move disclosure of non-principal strategies to a different section. *See* Items 8.2. and 8.4. of Form N-2 and Instruction 1 to Item 8.4 of Form N-2.

30. The first paragraph of this section identifies the various investments the Fund will make but, among other things, repeats certain types of investments multiple times ("pools of corporate loans"; "pools of performing and nonperforming loans"; "loans"; "collateralized loan obligations") and uses terms that are not clear (e.g., "infrastructure assets"; "contracted assets"). The "Types of Investments" section below also, to some extent, repeats the disclosure included here. Please clearly disclose in one section the principal types of investments in which the Fund will invest.

31. The second to last sentence of the first paragraph of this section states that the Investment Manager intends to generally hedge certain risks associated with investments in jurisdictions outside the United States, including currency risk and sovereign risk. Please identify the instruments the Fund will use to hedge these risks and disclose the corresponding risks of such instruments in the Principal Risk Factors section.

32. If the Fund will invest in covenant-lite loans as part of its principal strategies, please identify covenant-lite loans here and disclose the corresponding risks of such loans in the Principal Risk Factors section.

33. The first sentence of the third paragraph of this section states that the Fund may act as an originator of loans and other credit assets. Please identify all of the credit assets that the

Fund will originate. Please also disclose the following regarding origination of loans and credit assets by the Fund. We may have more comments after reviewing your response.

a. Any limits on loan/credit asset origination by the Fund, including a description of any limits imposed by the Fund's fundamental investment restrictions that the Fund may make loans except as prohibited under the 1940 Act and rules and regulations thereunder (as disclosed on page 4 of the Statement of Additional Information);

b. Description of overall loan/credit asset selection process, including maturity and duration of individual loans/credit assets, borrower and loan types and geographic location of the borrower;

c. Description of Fund's underwriting standards for these loans/credit assets;

d. Whether the Fund will be involved in servicing the loans/credit assets and, if so, a description of its servicing obligations; and

e. Whether the Fund will set up its own online lending platform to originate these loans/credit assets.

34. Please confirm that expenses of originating loans/credit assets will be reflected in the fee table.

35. Please confirm that the Fund will update underlying valuation data with respect to each individual loan that it originates at least as often as it calculates its NAV. Also, please disclose that originated loans will be valued on an individual loan level, fair valuation will be performed using inputs that incorporate borrower level data which is updated as often as the Fund's NAV is calculated and the type of information that will be used to value loans.

Investment Objectives and Strategies — Investment Strategies and Investment Process — Types of Investments (pages 14 – 15)

36. The first sentence of this section states that the Fund may acquire convertible securities. If the Fund expects to invest in contingent convertible securities ("CoCos"), the Fund should consider what, if any disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund expects to invest in CoCos, the characteristics of the CoCos (*e.g.*, credit quality, conversion triggers). If CoCos will be a principal type of investment, please disclose a description of CoCos and provide appropriate risk disclosure.

37. The first sentence of this section states that the Fund may acquire derivatives, including credit default swaps. Please disclose in an appropriate location that, to the extent derivatives are counted towards the Fund's policy to invest at least 80% of assets in debt securities, derivatives will be valued based on market value. *See* Rule 35d-1(a)(2)(i) under the 1940

Act. Also, please disclose if the Fund will sell credit default swaps and the corresponding risks of doing so.

38. The last sentence of the first paragraph of this section states that the Fund may enter into certain transactions "to hedge exposure for the Fund's Portfolio." Please disclose in greater detail what exposure these transactions would hedge against and how these transactions would function as a hedge.

39. The first sentence of the second paragraph of this section identifies structures where the originator co-invests with the Fund, proportionally sharing in the risk, with certain protections provided to the Fund. Please describe these investments in greater detail.

40. The second sentence of the second paragraph states that "in an ordinary market environment," the majority of these investments will be in categories (i) and (ii). Please disclose what an ordinary market environment is.

41. The first sentence of the third paragraph states that the Investment Manager may invest the Fund's assets in loans directly or through special purpose vehicles, partnerships and other structures ("SPVs"). Please describe the Fund's ownership of the SPVs (*e.g.*, wholly-owned or primarily controlled by the Fund). Please also respond to the following comments regarding SPVs that are wholly-owned or primarily controlled by the Fund.

    a. Disclose any of the SPV's principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund.

    b. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the SPV.

    c. Disclose that each investment adviser to the SPV complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the SPV and its investment adviser as an exhibit to the registration statement. *See* Item 25.2.k. of Form N-2.

    d. Disclose that each SPV complies with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the SPV.

    e. Confirm to us that the financial statements of each wholly-owned SPV will be consolidated with those of the Fund.

    f. Confirm to us that (a) a SPV's management fee (including any performance fee) will be included in the "Management Fee" line item of the fee table and an SPV's expenses will be included in the "Other Expenses" line item of the fee table; (b) if an SPV is not organized in the U.S., the SPV and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) a SPV and its board of directors will agree to inspection by the staff of the SPV's books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Investment Objectives and Strategies — Investment Strategies and Investment Process — The Subsidiary (pages 16 – 17)

42. The fourth sentence in this section states that the Subsidiary may also hold cash or invest in other instruments, including fixed income securities. Please disclose with greater specificity the other instruments in which the Subsidiary may invest.

43. Please respond to the following comments with respect to the Subsidiary.

    a. Disclose any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund.

    b. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

    c. Disclose that the investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the registration statement. *See* Item 25.2.k. of Form N-2.

    d. Confirm to us that (a) the Subsidiary's expenses (other than the Management Fee) will be included in the "Other Expenses" line item of the fee table; (b) the Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) the Subsidiary and its board of directors will agree to inspection by the staff of the SPV's books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

44. The last sentence of the second paragraph of this section states that the Fund and the Subsidiary will test for compliance with certain investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the Subsidiary will comply with the asset segregation requirements to the same extent as the Fund. Please delete "certain" before "investment restrictions" and delete the exception for securities that may involve leverage.

Principal Risk Factors — General Fund/Structure Risks (pages 17 – 23)

45. Disclosure on page 18 describes the risks of "Repurchase Offers; Limited Liquidity". Please enhance disclosure of the risks of Repurchase Offers (*e.g.*, the possibility of a material change in net asset value between the date a Shareholder is notified of a repurchase and the

pricing date of the repurchase; that Fund repurchases of Shares will be a taxable event to Shareholders).

46. Disclosure on page 18 describes the risks of "Illiquid Investments". The first sentence of the risk factor identifies pools of consumer assets, credit assets and other structured finance as assets. Please identify all types of investment in which the Fund intends to invest that raise the risks described in this risk factor. Please also clarify what consumer assets are.

47. Disclosure on page 20 describes the risks of "Dependence on the Investment Manager". If the Investment Manager does not have experience managing registered investment companies, please disclose the risks of such inexperience.

48. Disclosure on page 21 describes the risks of "Portfolio Turnover". If frequent trading is a principal strategy of the Fund, please describe such strategy in the section describing the Fund's principal strategies.

Principal Risk Factors — Investment Related Risks (pages 23 – 27)

49. Inasmuch as the Fund will invest significantly in below investment grade debt securities, please disclose "Interest Rate Risk" and the "High Yield Debt" risk (set forth in the Strategy-Specific Risks section) more prominently.

50. Disclosure on page 23 describes "Market Risk". This risk factor describes risks associated with global market developments and disruptions, including those arising from public health emergencies, and the possible impact on the Fund. Please consider whether the Fund's disclosures, including risk disclosures should be revised based on how these events may affect the Fund and its investments and investment process. If you believe that no additional disclosure is warranted, please explain to us why not.

51. A number of risk factors describe investments that are not identified in the Fund's strategies, including Eurozone Risk, Co-Investment Opportunities, Focused Investment Risk, High Yield Debt, Mezzanine Debt, Marketplace Lending, Equity Investments, Preferred Securities, and Private Investment Funds. Please disclose these investments in the section describing the Fund's principal strategies or explain to us why that is not appropriate.

52. Disclosure on page 25 describes "Interest Rate Risk". Please consider reflecting the current low interest rate environment in this risk factor. *See* IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions (March 2016).

Principal Risk Factors — Strategy Specific Risks (pages 27 – 41)

53. Disclosure on page 29 describes "Valuation Risk". The last sentence of this risk factor refers to a "coincident tender offer". Inasmuch as disclosure consistently describes the Fund offers as repurchase offers, please replace this reference to "tender offer" with "repurchase offer".

54. Disclosure on page 30 describes "Focused Investment Risk", which indicates that the Fund may focus its investments in particular industries or particular countries or regions. If the Fund will be focused on particular industries or countries or regions at launch, please disclose the specific risks of those industries, countries or regions, in this section of the prospectus.

55. Disclosure on page 31 identifies a "Direct Lending Risk" and a "Direct Origination Risk". If these risk factors describes risks of the same strategy, please consolidate both risk factors into a single risk factor.

56. The first sentence of the second paragraph of the "Direct Origination Risk" states that the Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Please describe this syndication in detail in the section describing the Fund's principal strategies, including how the Fund may syndicate assets, including the types of assets it may syndicate, the types of vehicles the Fund will use to do so (including whether or not all such vehicles will be wholly-owned subsidiaries of the Fund), the types of securities the vehicles will issue (*e.g.*, debt, equity), how the vehicles will issue securities (*e.g.*, in private placements), and what recourse debt holders will have against the Fund's assets. Please also explain to us whether the sale of interests by a syndicated vehicle involves the issuance of a senior security by the Fund. If so, please explain to us how this issuance would comply with Sections 18(a)(1) and 18(c) of the 1940 Act. We may have more comments after reviewing your response.

57. Disclosure on page 32 describes the risks of "Asset-Backed Securities". The first sentence of the second paragraph notes the risk of investing in subordinated or residual tranches. If the Fund will invest in subordinated or residual tranches of asset-backed securities as part of its principal strategies, please identify such investments in the section that describes the Fund's principal strategies.

58. Disclosure on pages 33 and 34 describes the risks of "Repurchase Agreements and Reverse Repurchase Agreements". Please disclose the risks resulting from the fact that reverse repurchase agreements are akin to a borrowing by the Fund.

59. Disclosure on page 35 describes the risks of "Marketplace Lending". Please disclose the upper limit of the Fund's assets that can be invested in Marketplace Lending instruments and the types of Marketplace Lending instruments that would be included under this limit. We may have more comments after reviewing your response.

60. Disclosure on page 38 describes the risks of "Investment Funds" and "Private Investment Funds". Please disclose in an appropriate location that the Fund considers investments in underlying funds in which it invests when determining compliance with its policy to invest at least 80% of assets in debt securities. Please also disclose the upper limit of the Fund's assets that will be invested in private investment funds (including private investment funds

that purchase marketplace loans identified in the risk factor "Marketplace Lending" on page 35) and the types of private investment funds in which the Fund will invest and the section of the 1940 Act such funds rely on to avoid registration. We may have more comments after reviewing your response.

61. Disclosure on page 39 describes "Segregation and Coverage Risk". Please update this risk factor to reflect the adoption of Rule 18f-4 under the 1940 Act and the possible effects on the Fund.

62. Disclosure on page 40 describes the risks of "Non-U.S. Investments". If investing in emerging markets is a principal strategy of the Fund, please set forth the risks of investing in emerging markets as a separate risk factor and tailor the disclosure regarding emerging market risks to the Fund's intended emerging market investments. *See* ADI 2020-11, Registered Funds' Risk Disclosure Regarding Investments in Emerging Markets.

Management of the Fund (pages 41 – 43)

63. Disclosure on page 42 identifies the Fund's portfolio managers as those who currently have primary responsibility for management of the Fund. Please clarify the roles that the portfolio managers play in managing the Fund. For example, please disclose whether one individual serves as lead portfolio manager (and is therefore primarily responsible for managing the Fund's portfolio) or whether all portfolio managers are jointly and primarily responsible for managing the Fund's portfolio. *See* Instruction to Item 9.1.c. of Form N-2.

64. Please disclose the time periods for Mr. Pryor's work experience to clarify that the disclosure describes his business experience for at least the last five years. *See* Item 9.1.c. of Form N-2.

65. Inasmuch as the Predecessor Fund has less than one full calendar year of performance, please delete the Predecessor Fund Performance section. *See* Instruction 4.g.(2)(B) to Item 24 of Form N-2; MassMutual Institutional Funds, SEC No-Action Letter (pub. avail. Sept. 28, 1995).

Management Fees (pages 43 – 44)

66. Please disclose a graphical presentation of the Incentive Fee and an example of how it is applied.

Distributor (pages 44 – 45)

67. The sentence on pages 44 and 45 states that the financial intermediary will be the shareholder of record, although customers may have the right to vote shares depending on their arrangement with the intermediary. Please explain to us the legal basis permitting an arrangement that does not permit a shareholder to vote Fund shares.

68. The first full paragraph on page 45 states that the Fund will indemnify the Distributor for certain losses and claims. Please disclose that the Fund will not indemnify the Distributor for the actions described in Section 17(i) of the 1940 Act.

69. The second sentence of the second paragraph on page 45 states that the Fund may elect to reduce, otherwise modify or waive the sales charge with respect to any Shareholder. Please identify all such reductions, modifications and waivers in the prospectus.

70. The third sentence of the second paragraph states that no sales charge is expected to be charged with respect to certain parties "in the Fund's sole discretion". Since sales charge waivers must be applied uniformly, please delete "in the Fund's sole discretion".

Distribution and Service Plan (pages 45 – 46)

71. The fourth sentence of this section states that the Distribution and Service Plan will allow the Fund to pay servicing fees to "qualified recipients". Please disclose who qualified recipients include and the services provided by the qualified recipients.

Quarterly Repurchase Offers (page 50)

72. Please add sub-headings to the disclosure in this section and the next section (Repurchase Offer Procedures) to make the disclosure easier to read and understand.

73. The first sentence of the third paragraph of this section states that, for each Repurchase Offer, the Board will set an amount between 5% and 25% of the Fund's Shares. Please disclose the percentage amount that the Fund currently expects to repurchase and the expected frequency of such repurchases.

74. The first sentence of the fourth paragraph of this section states that Shareholders will be notified in writing of each quarterly Repurchase Offer and the date the Repurchase Offer ends. Please disclose when Repurchase Request Deadlines are expected to occur and when Shareholder Notifications are expected to be sent to Shareholders.

Repurchase Offer Procedures (pages 50 – 52)

75. The third sentence of the third paragraph of this section states that the Fund may accept all shares tendered for repurchase by Shareholders who own less than $[   ] worth of Shares and who tender all of their Shares, before prorating other amounts tendered. Please replace $[   ] with a number of shares which is less than 100. *See* Rule 23c-3(b)(5)(i) under the 1940 Act.

76. The fourth sentence of the third paragraph of this section states that the Fund will accept the total number of Shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. As this is not permitted by Rule 23c-3(b)(5) under the 1940 Act, please delete this sentence.

Calculation of Net Asset Value — General (pages 53 – 55)

77. The first sentence of the second paragraph states that the Fund's Valuation Committee will oversee the valuation of the Fund's investments on behalf of the Fund. Please replace "Valuation Committee" with "Board of Trustees" or, alternatively, disclose that the Valuation Committee is a committee of the Board of Trustees.

Taxation of the Fund (pages 56 – 59)

78. The first sentence of the second paragraph of this section states that the Fund intends to qualify as a RIC. Please revise this disclosure to describe the expected tax treatment of the Fund before it reaches $60 million in assets.

79. Disclosure on page 58 describes tax consequences of "Sales, Exchanges And Redemptions". Please disclose the tax consequences of Fund repurchases of Shares and possible related portfolio sales made in order to fund Share repurchases.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies (pages 3 – 5)

80. Please confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investment should be allocated when determining the Fund's compliance with its concentration policy.

81. Please disclose that the Fund will consider the holdings of underlying funds in which it invests when determining compliance with its concentration policy.

82. The last sentence of the first paragraph of this section states that, within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action. Please revise this sentence to clarify that, since the Fund must comply with its fundamental policies, it has no freedom of action to operate outside of those policies.

83. Disclosure on page 4 under "Non-Fundamental Policies" identifies a policy that the Fund may not invest directly in real estate and a policy that the Fund may purchase or sell certain commodities. Please incorporate these non-fundamental policies into fundamental policy (4).

Financial Statements (page 20)

84. Please inform us which financial statements of the Predecessor Fund will be included in a future pre-effective amendment. Please also tell us if the financial statements will be audited under AICPA or PCAOB auditing standards and if they will be compliant with Article 12 of Regulation S-X. See Regulation S-X 6-11.

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

85. Please include hyperlinks for all Exhibits that have been filed. *See* Instruction 7 to Item 25.2 of Form N-2.

86. Please revise Exhibits (e), (g), (h), (j)(1), (k)(1), (k)(2), (k)(4) and (p) to delete "Form of".

87. Please confirm that the opinion and consent of Alston & Bird LLP to be filed by amendment is consistent with Staff Legal Bulletin 19.

Item 34. Undertakings

88. Please revise the undertakings set forth in Item 34 to reflect the undertakings in Form N-2 as amended effective August 2020. Also, please do not include undertaking 34.1.

Signature Page

89. We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by only one Trustee. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of Trustees. *See* Section 6(a) of Securities Act.

GENERAL COMMENTS

90. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

91. We note that many portions of your filing are incomplete or to be updated by amendment (*e.g.*, fee table, information regarding Trustees). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

92. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

93. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. Please also tell us when you expect to submit applications for the Fund to issue multiple classes of shares and to permit co-investment.

94. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to

a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

   In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

   If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6782.

                                             Sincerely,

                                             /s/ Anu Dubey

                                             Anu Dubey
                                             Senior Counsel

cc: Michael Spratt
       Michael Shaffer